Priveterra Acquisition Corp.

300 SE 2nd Street, Suite 600

Fort Lauderdale, Florida 33301

May 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E., Washington, D.C. 20549

Attention:	Tracie Mariner, Kevin Vaughn, Cindy Polynice and Joe McCann

Re:	Priveterra Acquisition Corp.
Registration Statement on Form S-4
File No. 333-269006

Dear Ms. Mariner, Mr. Vaughn, Ms. Polynice and Mr. McCann:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (Registration No. 333-269006) (the “Registration Statement”) of Priveterra Acquisition Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 12, 2023, or as soon as practicable thereafter.

Please do not hesitate to contact W. Soren Kreider IV of Davis Polk & Wardwell LLP at (212) 450-4387, or w.soren.kreider @davispolk.com with any questions or comments with respect to this letter.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

Priveterra Acquisition Corp.

By:	/s/ Oleg Grodnensky
Oleg Grodnensky
Chief Operating Officer

cc:	W. Soren Kreider IV, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP